Foldera, Inc.
See Comment #11, February 16, 2007

Description	Date	Type	Common stock	Options granted	Options Vested	Warrants Outstanding	Purchase/ Exercise price per share	Deemed fair value per share	Deemed fair value explanation	Gross Receipts	Cash/Fair Value/ Intrinsic Value (APIC)	Compensation/ Services Expense	Cash and Share- Based payment expenses charged against offerings
Originally 10,120,000 Shares issued at $0.0001 par value adjusted for forward split of 4:1 and change in par value to $0.001 - founders shares	12/3/2001	Common Stock	40,480,000	-		-	0.001	-	Par value		(39,468)	-	-
Originally 349,544 Shares issued at $1 per share, adjusted for forward split of 4:1 and price to $0.25 per share - stock in lieu of compensation.	12/3/2001	Common Stock	1,398,176	-		-	0.25	0.25	Equivalent of foregone cash compensation.		348,146	-	-
Originally 625,000 Shares issued at $1 per share, adjusted for forward split of 4:1 and price to $0.25 per share treated as deemed dividend - software acquisition	12/3/2001	Common Stock	2,500,000	-		-	0.25	0.25	Equivalent of stock in lieu of compensation price calculation		622,500	-	-
Originally 714,347 Shares issued at $1 per share, adjusted for forward split of 4:1 and price to $0.25 per share - Stock in lieu of compensation.	12/31/2002	Common Stock	2,857,388	-		-	0.25	0.25	Equivalent of foregone cash compensation.		711,490	-	-
Originally 250,000 Shares issued at $1 per share, adjusted for forward split of 4:1 and price to $0.25 per share - Richard Lusk - Stock in lieu of compensation.	12/31/2002	Common Stock	1,000,000	-		-	0.25	0.25	Equivalent of foregone cash compensation.		249,000		-
Originally 403,950 Shares issued at $1 per share, adjusted for forward split of 4:1 and price to $0.25 per share - Stock in lieu of compensation.	3/31/2003	Common Stock	1,615,800	-		-	0.25	0.25	Equivalent of foregone cash compensation.		402,334	-	-
Originally 723,224 Shares issued at $1 per share, adjusted for forward split of 4:1 and price to $0.25 per share - Exterior Arts/Richard Lusk cash investment	6/30/2003	Common Stock	2,892,896	-		-	0.25	0.25	Equivalent of stock in lieu of compensation price calculation	723,224	720,331		-
Originally 38,850 Shares issued at $1 per share, adjusted for forward split of 4:1 and price to $0.25 per share	12/31/2003	Common Stock	155,400	-		-	0.25	0.25			38,695		-
Originally 518,127 Shares issued at $1 per share, adjusted for forward split of 4:1 and price to $0.25 per share	3/31/2004	Common Stock	2,072,508	-		-	0.25	0.25			515,855	-	-
Originally 253,473 Shares issued at $1 per share, adjusted for forward split of 4:1 and price to $0.25 per share	3/31/2004	Common Stock	1,013,892	-		-	0.25	0.25			252,459	-	-
Originally 50,000 Shares issued at $1 per share, adjusted for forward split of 4:1 and price to $0.25 per share (Jnan Dash)	4/1/2004	Common Stock	200,000				0.25	0.25	Price equivalent to private placement offering price.		49,800
Originally 782,418 Shares issued at $1 per share, adjusted for forward split of 4:1 and price to $0.25 per share - Stock in lieu of compensation	6/30/2004	Common Stock	3,129,672				0.25	0.25			779,288		-
Originally 50,000 Shares issued at $1 per share, adjusted for forward split of 4:1 and price to $0.25 per share (Jnan Dash)	11/16/2004	Common Stock	200,000				0.25	0.25	Price equivalent to private placement offering price.		49,800
Originally 112,706 Shares issued at $1 per share, adjusted for forward split of 4:1 and price to $0.25 per share	12/31/2004	Common Stock	450,824	-		-	0.25	0.25			112,055		-
Originally 693,100 Shares issued at $1 per share, adjusted for forward split of 4:1 and price to $0.25 per share - Exterior Arts/Richard Lusk	12/31/2004	Common Stock	2,772,400	-		-	0.25	0.25	Equivalent of stock in lieu of compensation price calculation	693,100	690,328		-
Originally 517,066 Shares issued at $1 per share, adjusted for forward split of 4:1 and price to $0.25 per share	3/31/2005	Common Stock	2,068,264	-		-	0.25	0.25	Equivalent of foregone cash compensation.		516,549	-	-
Originally 25,000 Shares issued at $1 per share, adjusted for forward split of 4:1 and price to $0.25 per share - Exterior Arts/Richard Lusk	3/31/2005	Common Stock	100,000	-		-	0.25	0.25		25,000	24,975	-	-
Originally 46,714 Shares issued at $1 per share, adjusted for forward split of 4:1 and price to $0.25 per share - Exterior Arts/Richard Lusk	4/30/2005	Common Stock	186,856	-		-	0.25	0.25		46,714	46,667	-	-
Originally 206,236 Sares issued at $1 per share, adjusted for forward split of 4:1 and price to $0.25 per share	5/31/2005	Common Stock	824,944	-		-	0.25	0.25	Equivalent of foregone cash compensation.		206,030		-
Originally 45,000 Shares issued at $1 per share, adjusted for forward split of 4:1 and price to $0.25 per share - Exterior Arts/Richard Lusk	5/31/2005	Common Stock	180,000	-		-	0.25	0.25		45,000	44,955	-	-
Originally 3,200 Sares issued at $1 per share, adjusted for forward split of 4:1 and price to $0.25 per share (Stock in lieu of compensation)	4/30/05	Common Stock	12,800	-		-	0.25	0.25	Equivalent of foregone cash compensation.		3,187		-
Originally 512,320 Warrants issued at an exercise price of $0.25 per share, adjusted for forward split of 4:1: 2,049,280 warrants @ $0.063 per share (St. George & Carnegie - Attorney)	5/13/2005	Warrants Granted	-	-		2,049,280	0.063	0.25	Per Black Scholes option model.		414,980	419,299	-
Originally 10,000 Warrants issued at an exercise price of $1 per share, adjusted for forward split of 4:1: 40,000 warrants @ $0.25 per share (Day & Campbell - Attorney)	6/30/2005	Warrants Granted	-	-		40,000	0.25	0.25	Per Black Scholes option model.		-	2,737	-
Originally 2,048,100 Shares issued at $1 per share, adjusted for forward split of 4:1: 8,192,400 shares @ $0.25 per share (PPM1 Investors)	8/15/2005	Common Stock	8,192,400	-		-	0.25	0.25	Proceeds per private placement agreement.	2,048,100	1,732,654	-	315,446
Originally 75,000 Shares issued at $2 per share, adjusted for forward split of 4:1 and price to $0.50 per share (Jnan Dash)	10/10/2005	Common Stock	300,000	-		-	0.50	0.50	Price equivalent to private placement offering price.		149,700	150,000	-
Originally 3,170,375 Shares issued at $2 per share, adjusted for forward split of 4:1 and price to $0.50 per share (PPM2 - first close)	12/20/2005	Common Stock	12,681,500	-		-	0.50	0.50	Proceeds per private placement agreement.	6,340,750	5,496,005	-	844,745
Cost of raising capital	12/31/2005										(105,154)
Originally 1,082,000 Shares issued at $2 per share, adjusted for forward split of 4:1 and price to $0.50 per share (PPM2 - final close)	2/13/2006	Common Stock	4,328,000	-		-	0.50	0.50	Proceeds per private placement agreement.	2,164,000	1,874,819	-	289,181
Effect of 4:1 split	2/1/2006										(75,355)
Originally 307,215 5-Year Warrants issued at an exercise price of $1 per share, adjusted for forward split of 4:1 and price to $0.25 per share - PPM2 broker	2/9/2006	Warrants Granted				1,228,860	0.25	0.25	Per Black Scholes option model.
Originally 637,856 5-Year Warrants issued at an exercise price of $2 per share, adjusted for forward split of 4:1: 2,551,424 warrants @ $0.50 per share - PPM2 broker	2/9/2006	Warrants Granted				2,551,424	0.50	0.50	Per Black Scholes option model.
Originally 755,000 5-Year Warrants issued at an exercise price of $2 per share, adjusted for forward split of 4:1: 3,020,000 @ $0.50 per share (Trilogy Capital & Eqity Performance - Investor relations consultants)	2/13/2006	Warrants Granted				3,020,000	0.50	0.50	Per Black Scholes option model.		330,966	330,966
Originally 2,139,900 Shares issued at $2 per share, adjusted for forward split of 4:1 and cash paid for transaction expenses for the merger - Expert Systems	2/13/2006	Common Stock	8,559,600	-		-	-	-				-	-
Originally 75,000 Shares issued at $2 per share, adjusted for forward split of 4:1: 300,000 shares @ to $0.50 per share (CFO911 - accoounting/finance consultant)	2/13/2006	Common Stock	300,000	-		-	0.50	0.50	Price equivalent to private placement offering price.		149,925	150,000	-
Originally 475,000 Options were granted at an exercise price of $2.20 per share, adjusted for forward split of 4:1: 1,900,000 options @ $0.55 per share (Founders of Taskport/Foldera)	2/13/2006	Options Granted	-	1,900,000	1,002,772	-	0.55	0.55	Price equivalent to private placement offering price, adjusted for 10% controlling shareholder premium.		545,273	545,273
Originally1,700,000 Options were granted at an exercise price of $2.00 per share, adjusted for forward split of 4:1: 6,800,000 options @ $0.50 per share (Employees)	2/13/2006	Options Granted	-	6,800,000	2,891,099	-	0.50	0.50	Price equivalent to private placement offering price.
Originally 50,000 Options were granted at an exercise price of $2.00 per share, adjusted for forward split of 4:1, 200,000 shares @ $0.50 per share (Consultants)	2/13/2006	Options Granted	-	200,000	33,333	-	0.50	0.50	Price equivalent to private placement offering price.		4,290	4,290
Originally 85,000 5-Year Warrants issued at an exercise price of $2 per share, adjusted for forward split of 4:1: 340,000 shares @ $0.50 per share (St. George & Carnegie - Attorney)	2/15/2006	Warrants Granted				340,000	0.50	0.50	Per Black Scholes option model.		186,011	186,011
Cost of raising capital	3/31/2006										(90,141)
Originally 10,000 Warrants issued at an exercise price of $1 per share, adjusted for forward split of 4:1: 40,000 shares @ $0.25 per share (Day and Campbell)	5/30/2006	Warrant Exercised	40,000	-		(40,000)	0.25	0.25	Proceeds per warrant agreement		9,960		-
Issued 300,000 shares at fair market value of $2.94 per share, value based on the date mile stone was achieved (Jnan Dash)	6/15/2006	Common Stock	300,000				-	2.94	Market value on the date milestone was achieved.		881,700	882,000	-
Issued 40,000 shares at fair market value of $2.14 per share (Joseph McCann)	6/30/2006	Common Stock	40,000				-	2.14	Market value on the date the contract was completed.		85,560	85,600	-
Cost of raising capital	6/30/2006										(52,142)
409,620 warrants exercised by Brookstreet @ $0.25 per share. Originally 102,405 Warrants issued at an exercise price of $1 per share, adjusted for forward split of 4:1 and price to $0.25 per share	7/24/2006	Warrant Exercised	409,620			(409,620)	0.25	0.25	Proceeds per warrant agreement		101,995		-
Issued 4,000 shares for cash received previously but shares issued short adjusted (Monica Garcia)	8/8/2006	Common Stock	4,000				0.25	0.25	Equivalent of stock in lieu of compensation price calculation	-	(4)		-
25,000 warrants exercised by Schmitt - Trilogy at $0.50 per share. Originally 6,250 Warrants issued at an exercise price of $2 per share, adjusted for forward split of 4:1 and price to $0.50 per share	8/24/2006	Warrant Exercised	25,000			(25,000)	0.50		Proceeds per warrant agreement		12,475		-
3-Year Warrants issued at an exercise price of $1.75 per share - PPM3 brokers	8/29/2006	Warrants Granted					1.75		Per Black Scholes option model.
90,000 warrants exercised by Equity Performance Group @ $0.50 per share. Originally 22,500 Warrants issued at an exercise price of $2 per share, adjusted for forward split of 4:1 and price to $0.50 per share	9/12/2006	Warrant Exercised	90,000			(90,000)	0.50		Proceeds per warrant agreement		44,910		-
Options forfeited due to termination of employment by employees.	9/30/2006	Options Forfeited		(1,151,665)
Options exercised by James Koralek - shares to be issued.	9/30/2006	Options Exercised		(6,667)					Proceeds per option agreement		3,334
Cost of raising capital	9/30/2006										(130,599)
12,600 warrants exercised by Frost - Trilogy @ $0.50 per share. Origianally 3,150 Warrants issued at an exercise price of $2 per share, adjusted for forward split of 4:1 and price to $0.50 per share	10/9/2006	Warrant Exercised	12,600			(12,600)	0.50		Proceeds per warrant agreement		6,287
10,000 warrants exercised by Trilogy @ $0.50 per share. Origianally 2,500 Warrants issued at an exercise price of $2 per share, adjusted for forward split of 4:1 and price to $0.50 per share	10/13/2006	Warrant Exercised	10,000			(10,000)	0.50		Proceeds per warrant agreement		4,990
70,000 warrants exercised by Olson - Trilogy @ $0.50 per share. Origianally 35,000 Warrants issued at an exercise price of $2 per share, adjusted for forward split of 4:1 and price to $0.50 per share	10/13/2006	Warrant Exercised	70,000			(70,000)	0.50		Proceeds per warrant agreement		34,930
30,000 warrants exercised by Corporate Communication Networks at $0.50 per share. Origianally 7,500 Warrants issued at an exercise price of $2 per share, adjusted for forward split of 4:1 and price to $0.50 per share	10/13/2006	Warrant Exercised	30,000			(30,000)	0.50		Proceeds per warrant agreement		14,970
4,166,667 shares issued for cash to PPM4 investors	10/19/2006	Common Stock	4,166,667				1.08	1.08	Proceeds per private placement agreement.	4,500,000	3,900,833		595,000
2,083,333 Series A 5-Year warrants granted to PPM4 investors.	10/19/2006	Warrants Granted				2,083,333	1.75		Per Black Scholes option model.
3,703,704 Series B 5-Year warrants granted to PPM4 investors.	10/19/2006	Warrants Granted				3,703,704	1.25		Per Black Scholes option model.
1,851,852 Series C 5-Year warrants granted to PPM4 investors.	10/19/2006	Warrants Granted				1,851,852	2.00		Per Black Scholes option model.
416,667 5-Year warrants issued to HPC for PPM4.	10/19/2006	Warrants Granted				416,667	1.08		Per Black Scholes option model.
80,000 shares issued for service (Ibis Consulting - Investor Relations)	10/27/2006	Common Stock	80,000					1.16	Market value on the date specified by contract.		119,120
Issuance of 7,500 stock for service - George Mottel	10/27/2006	Common Stock	7,500					1.16	Market value on the date the contract was completed.		8,693
300,000 warrants exercised by Corporate Communications Network @ $0.50 per share. Origianally 75,000 Warrants issued at an exercise price of $2 per share, adjusted for forward split of 4:1 and price to $0.50 per share.	11/7/2006	Warrant Exercised	300,000			(300,000)	0.50		Proceeds per warrant agreement		149,700
4,078,996 shares issued for cash PPM3 investors - 1,957,917 as per the original PPM agreement, and 2,121,079 additional shares issued as a result of the price protection guarantee.	11/8/2006	Common Stock	4,078,996						Proceeds per private placement agreement.	4,405,316	3,769,424		635,892
2,039,495 3-Year warrants granted to PPM3 investors	11/9/2006	Warrants Granted				2,039,495	1.75		Per Black Scholes option model.
611,787 3-Year warrants granted to Brookstreet Securities for PPM3.	11/9/2006	Warrants Granted				611,787	1.75		Per Black Scholes option model.
Cashless exercise of 387,620 warrants by Brookstreet broker - net shares issued = 320,789	11/9/2006	Warrant Exercised	320,789			(387,620)	0.50		Proceeds per warrant agreement
30,000 warrants exercised by Trilogy @ $0.50 per share. Origianally 7,500 Warrants issued at an exercise price of $2 per share, adjusted for forward split of 4:1 and price to $0.50 per share	11/10/2006	Warrant Exercised	30,000			(30,000)	0.50		Proceeds per warrant agreement		14,970
28,000 warrants exercised by Cruz - Trilogy @ $0.50 per share. Origianally 7,000 Warrants issued at an exercise price of $2 per share, adjusted for forward split of 4:1 and price to $0.50 per share	11/10/2006	Warrant Exercised	28,000			(28,000)	0.50		Proceeds per warrant agreement		13,972
208,334 5-Year warrants issued to Brookstreet Securities for PPM4.	11/15/2006	Warrants Granted				208,334	1.08		Per Black Scholes option model.
Origianally 12,500 Warrants issued at an exercise price of $2 per share, adjusted for forward split of 4:1 and price to $0.50 per share (Newport Capital)	11/30/2006	Warrant Exercised	50,000			(50,000)	0.50		Proceeds per warrant agreement		24,950
50,000 warrants exercised by Newport Capital @ $0.50 per share. Origianally 12,500 Warrants issued at an exercise price of $2 per share, adjusted for forward split of 4:1 and price to $0.50 per share	11/30/2006	Warrant Exercised	50,000			(50,000)	0.50		Proceeds per warrant agreement		24,950
70,000 warrants exercised by Trilogy @ $0.50 per share. Origianally 17,500 Warrants issued at an exercise price of $2 per share, adjusted for forward split of 4:1 and price to $0.50 per share	11/30/2006	Warrant Exercised	70,000			(70,000)	0.50		Proceeds per warrant agreement		34,930
50,000 warrants exercised by Briggs - Trilogy @ $0.50 per share. Origianally 12,500 Warrants issued at an exercise price of $2 per share, adjusted for forward split of 4:1 and price to $0.50 per share	11/30/2006	Warrant Exercised	50,000			(50,000)	0.50		Proceeds per warrant agreement		24,950
25,000 warrants exercised by MBA Holdings - Trilogy @ $0.50 per share. Origianally 6,250 Warrants issued at an exercise price of $2 per share, adjusted for forward split of 4:1 and price to $0.50 per share	12/5/2006	Warrant Exercised	25,000			(25,000)	0.50		Proceeds per warrant agreement		12,475
41,704 shares exercised by a Brookstreet broker @ $0.50 per share. Origianally 10,426 Warrants issued at an exercise price of $2 per share, adjusted for forward split of 4:1 and price to $0.50 per share	12/12/2006	Warrant Exercised	41,704			(41,704)	0.50		Proceeds per warrant agreement		20,810
Cost of raising capital	12/31/2006										(67,773)

			110,803,196	7,741,668	3,927,204	18,425,192	Balance @ 12-31-2006			20,991,204	26,029,321	2,756,176	2,680,263

	G/L Balances		110,803,196	7,741,668	3,927,204	18,425,192					26,029,321

	Variance		-	-		-					0